Exhibit 99.1

ZEEKR Announces July 2024 Delivery Update

HANGZHOU, China, August 01, 2024 -- ZEEKR Intelligent Technology Holding Limited ("ZEEKR" or the "Company") (NYSE: ZK), a fast-growing intelligent battery electric vehicle ("BEV") technology company, today announced its delivery results for July 2024.

ZEEKR delivered 15,655 vehicles in July 2024, marking a 30% year-over-year increase. Year-to-date, ZEEKR has delivered 103,525 vehicles in 2024, representing a 89% growth compared to the same period last year. By the end of July 2024, ZEEKR’s cumulative deliveries had reached 300,158.

On July 19, 2024, ZEEKR officially launched its luxury flagship MPV, the all-new ZEEKR 009, with deliveries commencing on July 22, 2024. Equipped with an 800V battery electric platform and a Qilin 5C battery, the all-new ZEEKR 009 can accelerate from 0-100km/h in 3.9 seconds and offer a CLTC range of 702km with a 108kWh battery. When powered by a 140kWh battery, it can achieve a maximum CLTC range of 900km.

Furthermore, ZEEKR announced its mid-large SUV, the ZEEKR 7X, unveiling more details about its original “Hidden Energy” design. The ZEEKR 7X, with a wheelbase of 2,925mm, a length of 4,825mm, and a width of 1,930mm, showcases ZEEKR’s commitment to product excellence.

About ZEEKR

ZEEKR is a fast-growing intelligent BEV technology company. The Company aspires to lead the electrification, intelligentization, and innovation of the automobile industry through the development and sales of next-generation premium BEVs and technology-driven solutions. Incorporated in March 2021, ZEEKR has focused on innovative BEV architecture, hardware, software, and the application of new technologies. Its current product portfolio primarily includes ZEEKR 001, a five-seater, cross-over shooting brake; ZEEKR 001 FR, its latest cross-over shooting brake; ZEEKR 009, a luxury six-seater MPV; ZEEKR 009 Grand, a four-seat deluxe version of ZEEKR 009; ZEEKR X, a compact SUV, and an upscale sedan model.

With a mission to create the ultimate mobility experience through technology and solutions, ZEEKR’s efforts are backed by strong in-house R&D capabilities, a deep understanding of products, high operational flexibility, and a flat, efficient organizational structure. Together, these features enable fast product development, launch, and iteration, as well as the creation of a series of customer-oriented products and go-to-market strategies.

For more information, please visit https://ir.zeekrlife.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

E-mail: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

E-mail: zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zeekr@thepiacentegroup.com